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SEC Mail Processing Section
APR 01 2009
Washington, DC
105

SECURI' 09056930 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY PACIFIC SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
122341

1350 Avenue of the Americas, 9th Floor
(No. and Street)

New York (CITY) NY (state) 10019 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dori Karjian 1-206-628-9153
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dori Karjian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Liberty Pacific Securities, LLC , as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

GENERAL COUNSEL

Title

NICHOLAS J. SOLANDROS NOTARY PUBLIC COMMISSION EXPIRES 10-30-11 STATE OF WASHINGTON

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

To the Members of
Liberty Pacific Securities, LLC
New York, NY

In planning and performing my audit of the financial statements of Liberty Pacific Securities, LLC for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
March 26, 2009

LIBERTY PACIFIC SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31,2008

Contents

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Members
Liberty Pacific Securities, LLC
1350 Avenue of the Americas, 9th Floor
New York, NY 10019

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Liberty Pacific Securities, LLC (the Company) as of December 31, 2008 and the related statements of operations, members equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Pacific Securities, LLC as of December 31, 2008 and the results of its operations, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I, II and III are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
March 27, 2009

Liberty Pacific Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 11,598
Securities Owned at Estimated Fair Value	49,747
Accounts Receivable	135,000
Fixed Assets - Net of Accumulated Depreciation of $329	1,319
	$ 197,664

Liabilities and Members Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 5,939
	5,939
Members Equity:	
Members Capital	191,725
	$ 197,664

See Accountant's Report & Accompanying Notes

Liberty Pacific Securities, LLC
Statement of Income
Twelve Months Ended December 31, 2008

Income	
Consulting Fees	$ 208,601
	208,601
Expenses	
Commissions	30,200
Regulatory fees and expenses	15,606
Occupancy Costs	12,000
Other expenses	20,665
	78,471
Net Income	$ 130,130

See Accountant's Report & Accompanying Notes

Liberty Pacific Securities, LLC
Statement of Changes in Members Equity
Year Ended December 31, 2008

Balance, December 31, 2007	$ 81,595
Net Income	130,130
Members Distributions	(20,000)
Balance, December 31, 2008	$191,725

See Accountant's Report & Accompanying Notes

Liberty Pacific Securities, LLC

Statement of Cash Flows

Twelve Months Ended December 31, 2008

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 130,130	
Adjustments		
Add:		
Depreciation	329	
Less:		
Accounts Receivable	(123,679)	
Accounts Payable	(2,642)	
Cash from Operations		**4,138**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Distributions	(20,000)	
Financing Cash Flows		**(20,000)**
Cash Increase (Decrease)		**(15,862)**
Cash - Beginning of Year		
Cash - Checking	27,460	
Total Beginning of Year		**27,460**
Cash on Statement Date		**$ 11,598**

See Accountant's Report & Accompanying Notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of *Business*

Liberty Pacific Securities, LLC was incorporated on April 16, 2002 in the State of Washington as a limited liability corporation. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements. The Company ia a wholly owned subsidiary of Liberty Pacific Capital LLC. The Company provides consulting services and acts as agent in private placements.

Method of Accounting

The company uses the accrual method of accounting for both financial and tax accounting purposes.

Concentration of Credit Risk

The company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008 the company had nothing in excess of the FDIC insured limits. The company has not experienced any losses in such accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, receivables, and payables.

Valuation of Securities

The Company has an investment in securities of a private company which are valued at estimated fair value as determined by management.

Revenue Recognition

Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Fee income is recorded upon the completion of private placement.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the sole member's tax return. Accordingly, no provision has been made for federal or state income taxes.

Cash and Cash -Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2008, the Company had net capital, as defined, of $5,659 which exceeded the required net capital by $659. At December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of 1.05 to 1.

3. CONCENTRATIONS

The Company received 98% of its revenue from one company for the year ended December 31, 2008.

4. RELATED PARTY TRANSACTIONS

The Company’s parent, Liberty Pacific Capital LLC, provides office facilities and administrative services to the Company. The Company reimburses it’s parent for the operating expenses. In 2008, the Company paid $12,000 to it’s parent for these operating expenses.

SUPPLEMENTARY INFORMATION

Liberty Pacific Securities, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2008

Schedule I

Members Equity		$ 191,725
Less:		
Nonallowable assets:		
Securities Owned	49,747	
Accounts Receivable	135,000	
Fixed Assets - Net	1,319	186,066
Net capital		5,659
Minimum net capital required		5,000
Excess net capital		659
Aggregate indebtedness		$ 5,939
Ratio of aggregate indebtedness to net capital		1.05 to 1

There is no material difference between the December 31, 2008 net capital reported on Focus Reports Part IIA 17a-5 and the audited net capital.

See Accountant's Report & Accompanying Notes

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA
BROKER OR DEALER: Liberty Pacific Securities, LLC as of 12/31/08
EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section-upon which such exemption is based:

A. (k)(1)
Limited business (mutual funds and/or variable annuities only) __4550

B. (k)(2)(i) "Special Account for exclusive benefit of customers" maintained X 4560

C. (k)(2)(ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis __4570

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [43335I]

D. (k)(3) Exempted by order of the Commission __4580

See Accountant's Report & Accompanying Notes